VIA EDGAR

August 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Tony Watson & Mr. Joel Parker

Re: ICF International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Response dated July 19, 2023

File No. 1-33045

Dear Gentlemen:

ICF International, Inc. (“Company” or “we”) hereby sets forth the following information in response to the comment contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated July 19, 2023, relating to the Company’s Annual Report on Form 10-K (File No. 1-33045) for the fiscal year ended December 31, 2022 (the “Form 10-K”). We have set forth below the comment received from the Staff, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures

Service Revenues, page 45

1.
We note your response to comment 1. It appears that the effect of your adjustment on GAAP revenue changes the recognition and measurement principles required to be applied in accordance with GAAP which is considered individually tailored. Please revise your presentation to omit this adjustment and measures (EBITDA Margin on Service Revenue and Adjusted EBITDA Margin on Service Revenue) used in your press releases on Form 8-K where you use service revenue in the denominator. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and reference to the guidance set forth in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company will revise in its future filings of Form 10-Q and 10-K, the Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures to omit the calculation and presentation of Service Revenue, as well as revise its future earnings releases on Form 8-K to exclude measures where Service Revenue was previously referenced.

We appreciate your consideration of our response and would welcome the opportunity to speak with you directly should you need additional information or have further questions.

Thank you,

/s/ Barry Broadus

Barry Broadus

Senior Vice President, Chief Financial Officer

ICF International, Inc.